UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)
                             (FINAL AMENDMENT)

                               GETTHERE INC.
             --------------------------------------------------
                     (Name of Subject Company (issuer))

                         GetThere Acquisition Corp.
                         Sabre Holdings Corporation
             --------------------------------------------------
                    (Names of Filing Persons (Offerors))

                      COMMON STOCK, $0.0001 PAR VALUE
             --------------------------------------------------
                       (Title of Class of Securities)

                                 374266104
             --------------------------------------------------
                   (CUSIP Number of Class of Securities)

                        JAMES F. BRASHEAR, MD 4204,
                         4255 AMON CARTER BOULEVARD
                            FORT WORTH, TX 76155
                               (817) 967-1273
             --------------------------------------------------
   (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copy to:
                             CHARLES M. NATHAN
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980

                         Calculation of Filing Fee
             --------------------------------------------------

             Transaction valuation*       Amount of filing fee
              $899,664,039.50                  $179,932.81
             --------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by GetThere Acquisition Corp. of 50,685,298 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of GetThere Inc. (the "Company"), at a purchase price in cash of $17.75 per share, representing all the Common Stock outstanding taking into account the conversion of any outstanding options or warrants.

     The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $179,932.81
     Form or Registration No.: Schedule TO
     Filing Parties: GetThere Acquisition Corp., Sabre Holdings Corporation Date Filed: September 11, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to RULE 14d-1.

/ /  issuer tender offer subject to RULE 13e-4.

/ /  going-private transaction subject to RULE 13e-3.

/ /  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

     This Amendment No. 5 filed on October 10, 2000, to the Schedule TO filed on September 11, 2000 (the "Schedule TO"), relates to the offer by GetThere Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of GetThere Inc., a Delaware corporation (the "Company"), at a purchase price of $17.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, together with the Offer to Purchase, constitutes the "Offer".

     This amendment is the final amendment to the Schedule TO. The tender offer terminated at 12:00 midnight, New York City time, on Friday, October 6, 2000. A total of 33,450,365 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 1,345,179 Shares tendered by notice of guaranteed delivery). The 33,450,365 Shares represent approximately 92.7% of the issued and outstanding Shares of the Company.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby amended and restated as follows:

     Parent Sub has entered into a Bridge Credit Agreement dated as of October 10, 2000 (the "Bridge Credit Agreement") with Banc of America Securities LLC, as Co-Lead Arranger and Joint Book Manager, Goldman Sachs Credit Partners L.P., as Co-Lead Arranger, Joint Book Manager and Syndication Agent, Morgan Stanley Senior Funding, Inc., as Documentation Agent, Bank of America, N.A., as Administrative Agent, and the lenders party thereto (the "Bridge Lenders"). Pursuant to the terms of the Bridge Credit Agreement, the Bridge Lenders will make available to Parent Sub a $622,800,000 unsecured revolving credit facility (the "Tranche A Facility") and a $242,200,000 unsecured revolving credit Facility (the "Tranche B Facility" and, together with the Tranche A Facility, the "Bridge Facility"). Proceeds of both the Tranche A Facility and the Tranche B Facility will be available for funding the purchase of the Shares and repayment of Parent Sub's existing $200,000,000 Bridge Loan Promissory Note dated August 4, 2000. In addition, the commitments under the Tranche A Facility may be used as a commercial paper back-up facility. If drawn upon, the Bridge Facility will mature on the later of (i) the date nine months after the closing date of the Bridge Facility and (ii) such later date as the Bridge Lenders shall agree upon (the "Termination Date").

     The Bridge Facility permits drawings of both ABR Loans and Eurodollar Loans, at Parent Sub's option. ABR Loans bear interest at the ABR based on Parent's Debt Rating Pricing Grid; Eurodollar Loans bear interest at the 1, 2, 3, 6 or 12 month Eurodollar Rate, as appropriate, plus the Applicable Percentage for Eurodollar Loans determined based on Parent's Debt Rating Pricing Grid. Interest on ABR and on Eurodollar Loans shall be payable on the last day of the applicable interest period; provided that interest on 6 and 12 month Eurodollar Loans shall be payable every three months.

     Advances under the Bridge Facility may be voluntarily prepaid, in whole or in part, at any time without penalty other than Eurodollar Loan break funding costs. Advances under the Bridge Facility are subject to mandatory prepayment, and the related commitments subject to mandatory permanent reduction, in an amount equal to 100% of the net cash proceeds (with certain customary exceptions) of (i) any issuance of equity, (ii) any issuance of funded debt in excess of $50,000,000 outside of Parent Sub's Existing Credit Agreement dated February 4, 2000 (the "Existing Credit Agreement), and (iii) one or more related asset sales or other transactions not in the ordinary course of business to the extent such net cash proceeds are greater than $100,000,000. In addition, advances under the Tranche A Facility are subject to mandatory repayment in an amount equal to 100% of the net cash proceeds of any commercial paper issuance; provided that such amounts may be reborrowed for purposes of commercial paper back-up.

     Each Bridge Lender shall receive a Facility Fee equal to the actual daily amount of its commitment, regardless of usage, times the Applicable Percentage determined based on Debt Rating Pricing Grid, payable quarterly in arrears from the closing date of the Bridge Facility until the Termination Date. In addition, during any quarter that the actual sum of
(i) outstanding obligations to all of the lenders under Parent Sub's Existing Credit Agreement and (ii) advances outstanding under the Bridge Facility on any day shall exceed fifty percent (50%) of the aggregate amount of the commitments under the Existing Credit Agreement, Parent Sub shall pay to each Bridge Lender a Utilization Fee equal to the Applicable Percentage determined based on Parent's Debt Rating Pricing Grid, times the average daily advances outstanding under the Bridge Facility during such quarter. The Utilization Fee shall be payable quarterly in arrears from the closing date of the Bridge Facility until the Termination Date.

     It is anticipated that all outstanding amounts under the Bridge Facility will be repaid on or prior to the Termination Date.

     Parent Sub will contribute to Offeror a sufficient amount of proceeds from the Bridge Facility to fund the purchase of the Shares. Additionally, it is anticipated that Parent Sub will dividend to Parent a sufficient amount of proceeds from the Bridge Facility to pay for the expenses incurred in connection with the Offer.

     Any term not defined herein is used as defined in the Bridge Credit Agreement which is incorporated herein by reference.

Item 8.  Interest in securities of the subject company.

     Item 8 is hereby amended and supplemented to add the following information:

     As a result of the close of the Offer and acceptance for payment of Shares by Offeror pursuant to the Offer for a purchase price of $17.75 per Share, Offeror and Parent may be deemed to beneficially own 33,450,365 Shares, or approximately 92.7% of the issued and outstanding Shares as of October 6, 2000.

Item 12.  Exhibits.

     Item 12 is hereby amended and supplemented to add the following exhibits:

     (a)(1)(K)   Press Release issued by Parent on October 9, 2000.

     (a)(1)(L) Bridge Credit Agreement, dated as of October 10, 2000, by and among Banc of America Securities LLC, as Co-Lead Arranger and Joint Book Manager, Goldman Sachs Credit Partners L.P., as Co-Lead Arranger, Joint Book Manager and Syndication Agent, Morgan Stanley Senior Funding, Inc., as Documentation Agent, Bank of America, N.A., as Administrative Agent, and the lenders party thereto.

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SABRE HOLDINGS CORPORATION

                                         By: /s/ JEFFERY M. JACKSON
                                             -------------------------------
                                             Name:  Jeffery M. Jackson
                                             Title: Chief Financial Officer



                                         GETTHERE ACQUISITION CORP.

                                         By: /s/ JAMES E. MURPHY
                                             -------------------------------
                                             Name:  James E. Murphy
                                             Title: Treasurer